Authorization Letter

January 15, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:  Filing Desk

To Whom It May Concern:

By means of this letter I authorize David Brown, Kevin Carney, James F. Fulton, Jr., Danielle Reed, Rose Standifer and Patricia Lamm or any of them individually, to sign on my behalf all forms required under Section 16(a) of the Securities Exchange Act of 1934, as amended, relating to transactions involving the stock or derivative securities of Website Pros, Inc. (the "Company"). Any of these individuals is accordingly authorized to sign any Form 3, Form 4, Form 5 or amendment thereto which I am required to file with the same effect as if I had signed them myself.

This authorization shall remain in effect until revoked in writing by me.

Yours truly,
/s/ Julius Genachowski